111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

                                           June 23, 2014

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
Attn: Catherine Courtney Gordon
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 95 to Registration Statement on Form N-1A for MFS Series Trust X ("The Trust") on behalf of MFS Managed Wealth Fund (the "Fund") (File Nos. 33-1657 and 811-4492)

Ladies and Gentlemen:

On behalf of the Fund, this letter sets forth our responses to your comments of May 29, 2014, on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA") filed with the Securities and Exchange Commission (the "SEC") on April 11, 2014. The PEA was filed for the purpose of registering a new series of the Trust, the MFS Managed Wealth Fund, which is expected to commence operations on or about June 27, 2014.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

Securities and Exchange Commission
June 23, 2014

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectus Comments

2.	Comment:	Per Item 3 of Form N1-A, please confirm that the "Shareholder Fees" and "Annual Fund Operating Expenses" tables will be completed in the Fund's prospectus.

Response:	We confirm that the "Shareholder Fees" and "Annual Fund Operating Expenses" tables will be completed in the final prospectus.

3.	Comment:
Pursuant to Instruction 3(e) to Item 3 Form N1-A, please confirm that footnote 1 to the "Fee Reductions and/or Expense Reimbursements" line of the "Annual Fund Operating Expenses" table will include a description of the expense reimbursement or waiver, the period for which the expense reimbursement or waiver is expected to continue, and who can terminate the arrangement and under what circumstances it may be terminated.

Response:	Confirmed. The following will be added as Footnote 1 to the "Annual Fund Operating Expenses" table:

Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity, and fees and expenses associated with investments in investment companies and other similar investment vehicles), such that "Total Annual Fund Operating Expenses" do not exceed 0.91% of the fund's average daily net assets annually for each of Class A and Class R3 shares, 1.66% of the fund's average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.66% of the fund's average daily net assets annually for each of Class I and Class R4 shares, and 1.16% of the fund's average daily net assets annually for Class R2 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least September 30, 2015.

Securities and Exchange Commission
June 23, 2014

4.	Comment:
Within the "Principal Investment Strategies" section of the Fund's prospectus, the disclosure states that "MFS' tactical asset allocation process for the fund will typically make extensive use of derivatives."  Because the Fund's tactical asset allocation process will make extensive use of derivatives as a principal investment strategy, please provide more specific disclosure in the "Principal Investment Strategies" and "Principal Risks" sections with respect to the types of derivatives used by the Fund, how the derivatives are used, and the risks associated with their use in accordance with the July 30, 2010, letter to Karrie McMillan, Esq., General Counsel Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosure by Investment Companies (the "Derivatives Letter").

Response:
We have reviewed the Derivatives Letter and believe that the Fund's derivatives disclosure is consistent with applicable SEC requirements. The use of derivatives is a principal investment strategy of the Fund and the "Principal Investment Strategies" sections in both the summary and the statutory prospectus contain extensive disclosure about MFS' use of derivatives in managing the tactical asset allocation overlay. We believe this disclosure is tailored specifically to how the Fund is managed, describes the purpose that the derivatives are intended to serve, and the extent to which derivatives are expected to be used. In addition, the types of derivatives used is also disclosed in both the summary and statutory prospectus. Finally, we believe we have extensive risk disclosure related to the Fund's specific use of derivatives in both the summary and statutory prospectus. We have highlighted below excerpts from our current disclosure, and also included certain disclosure changes made subsequent to the 485(a) filing, with respect to how derivatives are used, the types of derivatives used, and the risks associated with the Fund's derivatives use in both the summary and statutory sections of the prospectus.

Securities and Exchange Commission
June 23, 2014

How Derivatives are Used

Summary

MFS (Massachusetts Financial Services Company, the fund's investment adviser) seeks to achieve the fund’s objective by generating returns from (1) a strategic allocation to three MFS equity funds, referred to as underlying funds, and (2) a tactical asset allocation overlay primarily using derivative instruments to seek to decrease the volatility of the fund’s returns by reducing the fund’s exposure to the equity and/or currency markets as represented by the underlying funds and also to potentially expose the fund to asset classes and/or markets in which the underlying funds have little or no exposure (e.g., high income debt instruments). In addition, MFS may seek to limit the fund's exposure to certain extreme market events.

Tactical Asset Allocation Overlay: MFS implements the tactical asset allocation overlay primarily through the use of derivative instruments based on the committee of portfolio managers' assessment of the relative attractiveness of asset classes and markets.  In seeking to reduce the fund's volatility, MFS decreases the fund’s exposure to the equity and/or currency markets represented by the underlying funds. In addition, MFS may expose the fund to asset classes and/or markets in which the underlying funds have little or no exposure (e.g., high income debt instruments or small cap equity securities) when the committee of portfolio managers believes such asset classes or markets are relatively attractive.

After taking into account the tactical asset allocation overlay, the fund's ~~ne~~t total market exposure ~~to the equity market and other markets to which the fund has exposure as a result of the tactical overlay~~ will normally be between 10% and 90% ~~with a neutral position of 50%~~ of the fund's assets. (The fund's total market exposure includes the fund's exposure to the equity market through investment in the underlying funds and exposure to any other markets through the tactical overlay.) When the committee of portfolio managers' assessment of the relative attractiveness of asset classes and markets is neutral, the fund's exposure to the equity market is expected to be approximately 50% of the fund's assets.

MFS' tactical asset allocation process for the fund will typically make extensive use of derivatives.

Statutory

MFS seeks to achieve the fund’s objective by generating returns from (1) a strategic allocation to three MFS equity funds, referred to as underlying funds, and (2) a tactical asset allocation overlay primarily using derivative instruments to seek to decrease the volatility of the fund’s returns by reducing the fund’s exposure to the equity and/or currency markets as represented by the underlying funds and also to potentially expose the fund to asset classes and/or markets in which the underlying funds have little or no exposure (e.g., high income debt instruments). In addition, MFS may seek to limit the fund’s exposure to certain extreme market events.  It is expected that the fund will generally have lower volatility than the overall equity market and will generally underperform the equity markets during periods of rising equity markets.

Securities and Exchange Commission
June 23, 2014

Tactical Asset Allocation Overlay: MFS implements the tactical asset allocation overlay primarily through the use of derivative instruments based on the committee of portfolio managers' assessment of the relative attractiveness of asset classes and markets.  In seeking to reduce the fund's volatility, MFS decreases the fund’s exposure to the equity and/or currency markets represented by the underlying funds.  In addition, MFS may expose the fund to asset classes and/or markets in which the underlying funds have little or no exposure (e.g., high income debt instruments or small cap equity securities) when the committee of portfolio managers believes such asset classes or markets are relatively attractive.

After taking into account the tactical asset allocation overlay, the fund's ~~ne~~t total market exposure ~~to the equity market and other markets to which the fund has exposure as a result of the tactical overlay~~ will normally be between 10% and 90% ~~with a neutral position of 50%~~ of the fund's assets. (The fund's total market exposure includes the fund's exposure to the equity market through investment in the underlying funds and exposure to any other markets through the tactical overlay.) When the committee of portfolio managers' assessment of the relative attractiveness of asset classes and markets is neutral, the fund's exposure to the equity market is expected to be approximately 50% of the fund's assets.

MFS' tactical asset allocation process for the fund will typically make extensive use of derivatives, and MFS may invest the fund's assets in derivatives to the extent permitted by the Investment Company Act of 1940.

What Types of Derivatives are Used

Summary

Derivatives include futures, forward contracts, options, structured securities, and swaps.

Securities and Exchange Commission
June 23, 2014

Statutory

Derivatives: Derivatives are financial contracts whose value is based on the value of one or more underlying indicators or the difference between underlying indicators. Underlying indicators may include a security or other financial instrument, asset, currency, interest rate, credit rating, commodity, volatility measure, or index. Derivatives often involve a counterparty to the transaction. Derivatives include futures, forward contracts, options, structured securities, and swaps.

Risks of Derivatives Used

Summary

Investment Strategy Risk:  The fund’s strategy to reduce its exposure to the equity and/or currency markets represented by the underlying funds and to potentially expose the fund to asset classes and/or markets in which the underlying funds have little or no exposure may not produce the intended results.  In addition, the strategies MFS may implement to limit the fund’s exposure to certain extreme market events may not work as intended, and the costs associated with such strategies will reduce the fund’s returns.

Allocation Risk:  MFS’ assessment of the risk/return potential of asset classes and underlying funds, and the resulting allocation among asset classes and underlying funds, may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying indicator(s) on which the derivative is based. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost. Derivatives can involve leverage.

Leveraging Risk: Leverage involves investment exposure in an amount exceeding the initial investment. Leverage can cause increased volatility by magnifying gains or losses.

Counterparty and Third Party Risk: Transactions involving a counterparty or third party other than the issuer of the instrument are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

Securities and Exchange Commission
June 23, 2014

Statutory

Investment Strategy Risk:  The fund’s strategy to reduce its exposure to the equity and/or currency markets represented by the underlying funds and to potentially expose the fund to asset classes and/or markets in which the underlying funds have little or no exposure may not produce the intended results if MFS is unable to adjust the fund’s exposure as it would like because appropriate derivatives or other investments are not available or the derivatives or other investments MFS selects do not correlate as intended with the underlying funds.  In addition, the strategies MFS may implement to limit the fund’s exposure to certain extreme market events may not work as intended, and the costs associated with such strategies will reduce the fund’s returns.

Allocation Risk:  MFS’ assessment of the risk/return potential of asset classes and underlying funds, and the resulting allocation among asset classes and underlying funds, may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

Derivatives Risk:  Derivatives can be highly volatile and involve risks in addition to the risks of the underlying indicator(s). Gains or losses from derivatives can be substantially greater than the derivatives’ original cost and can sometimes be unlimited.  Derivatives can involve leverage. Derivatives can be complex instruments and can involve analysis and processing that differs from that required for other investment types used by the fund. If the value of a derivative does not change as expected relative to the value of the market or other indicator the derivative is intended to provide exposure to, the derivative may not have the effect anticipated. Derivatives can also reduce the opportunity for gains or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments.

Leveraging Risk: Certain transactions and investment strategies can result in leverage. Leverage involves investment exposure in an amount exceeding the initial investment. In transactions involving leverage, a relatively small change in an underlying indicator can lead to significantly larger losses to the fund. Leverage can cause increased volatility by magnifying gains or losses.

Counterparty and Third Party Risk: Transactions involving a counterparty other than the issuer of the instrument, including clearing organizations, or a third party responsible for servicing the instrument or effecting the transaction, are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

Securities and Exchange Commission
June 23, 2014

Supplement to the Current Statement of Additional Information - Dated June 25, 2014

5.	Comment:
Under Appendix L entitled "Investment Restrictions," in situations where applicable law is referenced in the investment restriction, please disclose below the investment restrictions, in narrative form, a brief summary of what is permitted under the applicable law.

Response:
For fundamental investment restriction that reference applicable law, the extent to which the Fund intends to engage in borrowing, underwriting, issuing senior securities, lending, and purchasing or selling real estate or commodities, and the risks associated with those types of transactions are described in "Appendix K-Investment Strategies and Risks" in the Fund's SAI.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

                                           Sincerely,

                                           BRIAN E. LANGENFELD
                                           Brian E. Langenfeld
                                           Assistant Secretary